Exhibit 99.3

ASML welcomes HMI shareholder vote that approves acquisition of HMI

VELDHOVEN, the Netherlands, 3 August 2016 - ASML Holding NV (ASML) welcomes the vote at an extraordinary general meeting of shareholders of Hermes Microvision, Inc. (HMI) [3658TT] earlier today, when HMI shareholders approved the transaction under which ASML will acquire all outstanding shares of HMI, as announced on 16 June 2016. This approval constitutes an important milestone in the process towards completion of the transaction.

The transaction, which will allow ASML to enhance its Holistic Lithography product portfolio, is expected to close in the fourth quarter of 2016. The transaction remains subject to certain other customary closing conditions, including review by Taiwanese, U.S. and international regulators.

About ASML
ASML is one of the world's leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 15,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward Looking Statements
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the expected closing date of the HMI acquisition and the expected benefits of the HMI acquisition on ASML's holistic lithography product portfolio. These forward-looking statements involve risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions about future events, taking into account the information currently available to us, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including, among other things, the inability to obtain regulatory approval for the acquisition, the satisfaction of other conditions to the closing of the acquisition, the possibility that the length of time necessary to consummate the acquisition may be longer than anticipated, and the possibility that ASML may not realize all of the benefits of the acquisition. The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the business of ASML described in the risk factors included in ASML's Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.